THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON MAY 10, 1996


     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934


     INTERCARDIA,  INC.  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     45844M106
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     May  3,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of
such  class.)    (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting Person SOUTHPORT MANAGEMENT LIMITED PARTNERSHIP

     IRS  Identification  No.  of  Above  Person  06-6243396
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  26,700

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  26,700

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 26,700

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .4

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  173,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  173,200

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 173,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.6

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  150,400

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  150,400

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 150,400

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.2

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  SCOUT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  13-3745924
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  14,700

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  14,700

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 14,700

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .2

14          Type  of  Reporting  Person  PN

ITEM  1.    SECURITY  AND  ISSUER


This statement relates to the Common Stock, $.001 par value, (the "Shares") of Intercardia, Inc., ("ITRC"), a Delaware corporation. ITRC's principal executive office is located at 3200 Chapel Hill/Nelson Highway, Cape Fear Building, Suite 101, Research Triangle Park, NC 27709.

ITEM  2.    IDENTITY  AND  BACKGROUND

            This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Scout General Partners, a Connecticut partnership, DS International Partners, L.P., a Delaware partnership, and Southport Management Limited Partnership, a Connecticut partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Scout General Partners is to serve as the investment manager of Pequot Scout Fund,L.P. ("Pequot Scout"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs.
Dawson and Samberg are general partners of Pequot Scout General Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. Mr. Dawson is the sole general partner and serves as the investment manager of Southport Management Limited Partnership,("Southport"), a corporation formed under the laws of Connecticut to invest and trade primarily in securities and financial instruments. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

      None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 365,000 Shares. Of the 365,000 Shares, 173,200 shares are owned by Pequot, 14,700 shares are owned by Pequot Scout, 150,400 shares are owned by Pequot International, and 26,700 shares are owned by Southport. The 365,000 shares were purchased in open market transactions at an aggregate cost of $8,048,106. The funds for the purchase of Shares held by Pequot, Pequot Scout, Pequot International and Southport were obtained from the contributions of their various partners/shareholders.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above-mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

 (a)    (b)      (c)              As of the date hereof, the Reporting Persons
beneficially own in the aggregate 365,000 Shares. These Shares represent approximately 5.4% of the 6,725,621 Shares believed to be outstanding. Southport has the sole power to vote, direct the vote, dispose and direct the disposition of the 26,700 Shares owned by Southport. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 173,200 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 150,400 Shares owned by Pequot International. Pequot Scout General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 14,700 Shares owned by Pequot Scout. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

 (d)    Not  Applicable

 (e)    Not  Applicable



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None



ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Southport  Management  Limited  Partnership


By:  /s/    Jonathan  T.  Dawson
   Jonathan  T.  Dawson,  General  Partner

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s  /  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Scout  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner









May  10,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated May 10,1996 relating to the Shares of Intercardia, Inc. shall be filed on behalf of the undersigned.

Southport  Management  Limited  Partnership


By:  /s/    Jonathan  T.  Dawson
   Jonathan  T.  Dawson,  General  Partner

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s  /  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Scout  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  B  to  Schedule  13D


      INTERCARDIA,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  NO  PAR  VALUE
  CUSIP  #  45844M106


                                PEQUOT     PEQUOT     PEQUOT
                     PARTNERS     INTERNATIONAL     SCOUT     SOUTHPORT
      # OF SHARES          FUND, L.P.     FUND, LTD.     FUND, L.P.     MGMT ,
                                      LP
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                                    I.D. #
   DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP.
                        13-3741801     06-6243396

       02/01/96     50,000     15.0000     21,700     21,700     500     6,100
       02/02/96     45,000     20.0000     19,500     19,500     500     5,500
     02/02/96     (45,000)     20.0000     (19,500)     (19,500)     (500)
                                                                       (5,500)
         02/02/96     20,000     20.3125     9,500     8,300     800     1,400
         02/02/96     20,000     20.3750     9,600     8,300     700     1,400
    02/02/96     115,000     20.6250     54,800     48,000     4,000     8,200
    02/02/96     100,000     20.9198     47,400     41,600     4,000     7,000
              02/05/96     5,000     20.2500     2,200     2,200     0     600
      02/05/96     (5,000)     20.2500     (2,200)     (2,200)     0     (600)
     05/03/96     35,000     29.5536     17,600     13,100     2,800     1,500
      05/03/96     25,000     29.3750     12,600     9,400     1,900     1,100

                    365,000          173,200     150,400     14,700     26,700

TOTAL  SHARES  @
      05/03/96     365,000          173,200     150,400     14,700
                                                                      26,700